Exhibit 99.3	NEWS RELEASE RARE ELEMENT RESOURCES LTD AMEX: REE & TSX-V: RES September 28,2010 Ref: 24-2010

Rare Element Announces Positive Results of Scoping Study

on Bear Lodge Rare-Earths Project

Vancouver B.C. - Rare Element Resources Ltd. (TSX-V: RES and AMEX: REE) (the "Company") is pleased to announce the results of a Scoping Study (the “Study”) (an NI 43-101 compliant "Preliminary Economic Assessment" or “PEA”) on the rare-earth resources delineated on its 100% owned Bear Lodge project, located in northeastern Wyoming, USA. Highlights of the Study are summarized in the Table 1 below, with additional commentary following.

Table 1 Preliminary Economic Assessment – Bear Lodge Rare-Earths Project

	Case 1 (Base Case)	Case 2
	3-year trailing average prices[1]	Estimated long-term prices[2]
Production Rate (tpd)	1,000	1,000
Mine Life (Years)	15	15
Initial Capital (US$)	$87 million	$87 million
Operating Cost (US$/ton)	$245	$245
Life of mine sustaining capital (US$)	$88 million	$88 million
REO recoveries to concentrates	80%	80%
Annual REO contained in concentrates (tons)	11,400	11,400
Annual Payable Value of REO (US$)	$143 million	$178 million
Annual Operating Cash Flow (US$)	$50 million	$80 million
Internal rate of return (IRR)	40%	60%
After-tax Life-of-mine Cash Flow (US$) (Undiscounted)	$598 million	$978 million
After-tax Net Present Value (US$) (At 10% discount rate)	$213 million	$380 million
After-tax Net Present Value (US$) (At 15% discount rate)	$131 million	$251 million
Payback (years)	3.1	2.4

1. Rare-earth bulk concentrate prices are used in the Study and are based on historic three-year average concentrate prices from Metal-Pages and assembled by the Industrial Minerals Company of Australia (“IMCOA”).

2. Estimated long term prices of bulk concentrates represent a price increase of 25% over the historic three year average concentrate price.

“The preliminary economic assessment completed on Rare Element’s Bear Lodge rare-earths deposit demonstrates a potentially robust case, without any government support or incentives,” stated Don Ranta, Rare Element’s President & CEO.  “The Bear Lodge Project is expected to significantly contribute to employment, revenues, and the economy of the State of Wyoming. Work is continuing to advance the project towards a production decision and a number of opportunities to further enhance the already robust project economics are being evaluated.”

Scoping Study (PEA)

The Study was prepared by independent consultant, John T. Boyd Company (“Boyd”), with the assistance of consultants Mountain States R&D International (“MSRDI”) and Ore Reserves Engineering (“ORE”). New NI 43-101-compliant inferred mineral resource estimates for two of the four known mineralized zones at Bear Lodge (Bull Hill Southwest and Bull Hill Northwest deposits) were prepared by ORE and were announced on May 26, 2010. A summary table is reproduced (Table 4) for convenience at the end of this news release. The Study provides an initial development model and a preliminary economic analysis of the project based on the resources estimated for the two deposits. The final NI 43-101-compliant technical report is nearly completed and will be filed on SEDAR within 45 days.

The Study was commissioned by the Company in 2009 to evaluate the potential economic viability of recovering rare-earth elements ("REE") in concentrate, with a future goal to recover individual rare-earth oxides (“REO”), from the resources in the Bull Hill area of the Bear Lodge project. This was in response to growing demand for these elements in environmental and other applications where the REE are vital to the new technologies developed for fuel efficient ("hybrid") automobiles and plug-in electric vehicles. Many hybrid cars use rechargeable nickel-metal-hydride (Ni-M-H) batteries that contain lanthanum along with electric motors and generators that require high-strength permanent magnets containing neodymium, praseodymium, dysprosium, and terbium. Substantial quantities of all five of these rare-earth elements would be produced by a mine at Bear Lodge, and the five would represent nearly 65% of potential saleable products’ value.

Rare Earths – Markets and Pricing

For an independent analysis of REE markets, including supply and demand forecasts, Boyd relied on a recent confidential report and supporting data produced by IMCOA, an independent industrial minerals research firm based in Perth, Australia and led by Dudley J. Kingsnorth. This report was requested by the Company and provided to Boyd as a basic reference. The IMCOA report forecasts growth in global demand for REE at a rate of nearly 10% per year until 2020, from approximately 125,000 tonnes in 2010 to 200,000 tonnes by 2015 to 280,000 tonnes by 2020, expressed as "TREO" (total rare-earth oxides or the sum of all 14 REE plus yttrium). During this period, primary supply sources located mainly in China are not expected to increase production significantly, creating a growing supply/demand gap. China has been reducing its exports of rare earths for several years and announced a major reduction in exports in early July 2010. These policies have already caused significant price increases for most REE and created opportunities for new primary suppliers to enter the market. Boyd concludes that the Bear Lodge

REE resources, which require significant further work to bring them to the feasibility level of analysis, represent an attractive potential mine development opportunity for the Company.

Bear Lodge – Low-cost Open Pit Mining

The development model utilized by Boyd and its associates for the Study contemplates conventional truck and shovel open-pit mine production from the near-surface oxide inferred resources in the Bull Hill SW and NW deposits, which would provide an initial mine life of 15 years. Recent drilling has successfully intersected REE outside the known resources and may support an eventual increase of mine life beyond that contemplated in the Study.  All of the mineral resources at Bear Lodge are currently categorized as inferred mineral resources. Mineral Resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution.  These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is also no certainty that these inferred mineral resources will be converted to measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied. Also there is no certainty that this Preliminary Economic Assessment will be realized. An economic assessment will almost certainly change as new information is generated on the mineral resources, mine plan, and processing methodology.

Bear Lodge – REE Production

In the base case scenario, a conservative production rate beginning at 500 tons per day of mineralized material will progressively increase to 1,000 tons per day by year three. Once full production is achieved, the TREO produced each year would be approximately 11,400 tons (10,400 metric tonnes) in bulk rare-earth concentrates. Discounted cash flow analysis of this scenario, using 2008 through 2010 REE bulk mixed concentrate prices and capital and operating costs, yields a 40% Internal Rate of Return (IRR) and a Net Present Value (NPV) of US$213 million at a 10% discount rate or a US$131 million NPV at a 15% discount rate on an after-tax basis over a mine life of 15 years. With this Study the Company is contemplating the sale of concentrates in North America  to potential refiners/processors, several of which have contacted Rare Element already.

Hydrometallurgical tests for extraction and separation of individual rare-earth oxides are progressing, and the ultimate goal is the production and sale of high-purity oxides of cerium, lanthanum, neodymium, praseodymium, and possibly europium, dysprosium, terbium, and other REO. These products may be sold individually as oxides, or in various combinations such as “Didymium” (Neodymium and Praseodymium), “SEG” (Samarium, Europium and Gadolinium), or as mischmetal (a mix of the rare earth elements).

Bear Lodge – Rare Earth Prices

The prices used in this study are based on historic three-year average concentrate prices. It is important to note the following:

1.

REO concentrate prices are lower than refined REO prices.

2.

Historic REO concentrate prices are significantly lower than the current REO concentrate prices as quoted in Metal Pages. For the Bear Lodge distribution of rare earths, current prices have recently increased approximately 360% from the three-year historic average due to the reduction in exports of REE products from China during the third quarter of 2010, however, it is unknown if the current higher prices are sustainable.

3.

A 10% change in the price of REO concentrate would change the Base Case NPV of the project on an after-tax basis by approximately $58 million at a 10% discount rate, and $42 million at a 15% discount rate.

4.

The sale of concentrates from Bear Lodge would likely be subject to a long-term supply contract for which a price would be set in the contract with one or more buyers. These long-term prices can differ substantially from quoted spot prices for metal with smaller markets such as rare-earth elements.

The price assumptions used by Boyd for the REO concentrates are based on compilations of the past three years that range from US$4.59 (2008), to $3.65 (2009), to $7.54/kg (2010). These concentrates contain approximately 43.5% REO and were derived from deposits that have a similar, but slightly less valuable, REO distribution compared to the Bear Lodge deposits. The 2010 concentrate price is based on Metal-Pages’ data through August 31, 2010.

A recent price quote for REE concentrates on an FOB China basis, as reported on September 2, 2010 by Metal-Pages.com, is $33.25/kg. The elements needed for high-strength permanent REE magnets include neodymium, praseodymium, dysprosium and terbium; prices were quoted by Metal-Pages (September 2, 2010) at US$56.75, $55.75, $288 and $595/kg, respectively for those elements (Table 2). Current REE producers seek to increase production of neodymium, praseodymium, dysprosium and terbium to meet the growing demand from magnet manufacturers. This underlines the need for new producers with mineral resources having an REE distribution that is more reflective of current market demand, such as that indicated for the bastnasite-group minerals at Bear Lodge. A complete list of historic prices used will be provided in the Technical Report to be filed on SEDAR.

The economic model suggested by IMCOA and tested by Boyd envisions a 5% market share capture (10,400 tonnes of a 200,000-tonne REO market) specifically for cerium, lanthanum, neodymium and praseodymium. This assumes that 2 other mines, one in the USA and one in Australia, will go into production prior to Bear Lodge, and that IMCOA’s projections of market growth will allow additional producers of the light and heavy rare earths to successfully market their products by 2015.

REO pricing over the past three years and the current prices are shown in Table 2. This information is shown only to indicate the recent increases in prices for individual rare-earth oxides and its potential effect if Bear Lodge progresses into individual REO production. There is no certainty the current prices will be maintained for the duration of the operating life of the Bear Lodge project.

Table 2 REO Prices 2008 through 2010 and Current Prices (9-2-10)

Rare Earth Oxide	Bear Lodge Oxide Zone	2008 Price	2009 Price	2010 Price (8 months)	Current Price (Sept. 2, 2010)
REO	REO%	$/kg	$/kg	$/kg	$/kg
Ce2 O3	1.66	4.35	4.2	8.14	36
La2 O3	1.06	7.75	5.9	9.65	37
Nd2 O3	0.52	27	14.85	32.32	56.75
Pr2 O3	0.16	27	14.75	31.69	55.75
Sm2 O3	0.088	4.5	4.5	8	33.25
Gd2 O3	0.045	9.75	6.5	11.45	40
Y 2 O3	0.032	15.25	13.5	13.5	34.5
Eu2 O3	0.021	475	465	551.25	585
Dy2 O3	0.018	110	105	195	288
Tb2 O3	0.0075	650	350	494.37	595
Others	0.0085
TOTAL	3.62%

For the purposes of this Study, the Company has also shown a case that uses a 25% increase from the three-year trailing average prices used in the Base Case scenario.  The Company believes these may more realistically reflect long-term pricing for REO based on market outlook information available at this time.  As with the current pricing for REO, there is no certainty these prices will be maintained for the duration of the operating life of the Bear Lodge Project.

Bear Lodge – Capital Costs

Capital cost estimates for the Bear Lodge project are lower than many other rare-earth projects for two principal reasons: 1) infrastructure in the project vicinity is already well established with an excellent road and highway system, nearby railroads, nearby power lines, available water source, and skilled labor within several local communities; and 2) the metallurgical preconcentration of rare-earth minerals is a very simple and low-cost process that upgrades the mineralized material for further hydrometallurgical concentration.

The capital cost estimate for the base-case production is $87 million in construction capital and $88 million in sustaining capital. This scenario involves development of the Bull Hill deposit at a mining rate of 1000 tons per day (tpd) or 360,000 tons per year (tpy).  Operating costs for the project are estimated at $245 per ton of material milled, with the most significant single cost being reagent consumption in hydrometallurgical processing. The model assumes mining by open pit methods and processing of the mineralized material on site to produce mineral preconcentrates by crushing, attritioning with water, and size separation methods. REE recoveries of 90% are assumed for the preconcentration based on preliminary bench-scale testwork, however these results have yet to be confirmed with pilot-scale tests. The model further assumes construction of a hydrometallurgical plant at the mine site where there is access to low-cost power (estimated at approximately 3 cents per kwh) for the processing of the REE mineral concentrates in order to produce a bulk mixed rare-earth concentrate. Metallurgical recovery to a concentrate is estimated at 90% from the preconcentrate, for overall recoveries of 90% times 90% or approximately 80% into the concentrate. All of these process stages are being tested currently for optimization and reduction of operating costs, and significant progress is being made with potential reduction of reagent costs.

Further testwork is ongoing to extract and separate individual rare-earth oxide products to 99+% purity levels. The Company’s ultimate goal is the production and sale of individual high-purity rare-earth oxides (REO), which would require additional capital costs.

Bear Lodge – REO Distribution

The REE mineral resources at Bear Lodge are of potentially significant interest to the market because of their relatively high proportions of contained neodymium, praseodymium, europium, dysprosium and terbium. Demand is increasing for these elements in the magnet production and other industries, but they typically occur in lower concentrations in the majority of known REE deposits.

Table 3 REO Distribution in Oxide Zone of the Bear Lodge Deposits

Element	Ce	La	Nd	Pr	Sm	Gd	Y	Eu	Dy	Tb	Er	Yb	Lu	Ho	Tm
Assay REO %	1.66	1.06	0.52	0.16	0.088	0.045	0.032	0.021	0.018	0.0075	0.0020	0.0012	0.00016	0.00100	0.00015
Distribution Oxide %	45.86	29.28	14.36	4.42	2.43	1.24	0.88	0.58	0.50	0.21	0.055	0.033	0.004	0.027	0.004
Relative Value %	15.5	20.4	25.4	7.7	1.1	0.8	0.6	17.5	5.3	5.6	-	-	-	-	-

Total Assay REO% = 3.62% for oxide zone mineralization;

Ce - cerium,  La - lanthanum,  Nd - neodymium,  Pr - praseodymium,  Sm - samarium,  Gd - gadolinium,  Y - yttrium,  Eu - europium,  Dy - dysprosium,  Tb - terbium,  Er - erbium,  Yb - ytterbium,  Lu - lutetium,  Ho - holmium, Tm - thulium.

Bear Lodge – PEA Summary

The results of the Scoping Study (PEA) demonstrate that the Bear Lodge REE project can achieve acceptable after-tax returns on invested capital and therefore warrants further investment to advance the project to a prefeasibilty level of analysis. Increased rates of return are potentially achievable through any combination of higher prices, increased product sales, higher resource/reserve grades, lower operating costs, or higher metal recoveries.  Boyd recommends that the Bear Lodge project proceed to a Preliminary Feasibility level analysis. The recommended work includes completion of bulk sampling, pilot plant testing, further drilling of the Bull Hill SW and NW deposits to upgrade more of the REE resources to Measured or Indicated categories of confidence, REO extraction and separation testwork on both the Bull Hill SW and NW deposits, environmental studies, mine permitting, and continuing community engagement.

The estimated cost of this work program is $15 million with the work to be conducted in two phases. Phase 1 comprises of preparation of an updated mineral resources estimate that includes 2010 drilling results, continued metallurgical testing, and a pilot plant test, which is anticipated to start in the spring of 2011. Phase 1 would include work to be conducted on samples and analyses from the 2010 drilling program. Phase 2 will include another drilling program for further resource expansion, resource definition, and collection of metallurgical samples that will be used in a subsequent full feasibility study. The Phase 2 program will then proceed to more detailed metallurgical testwork and engineering studies, leading to final process design and commercial testing, market studies, environmental studies and mine permitting, community consultation, engineering design, and economic modeling. Phase 2 work is planned to commence in the late spring of 2011, subject to positive results from Phase 1 and arranging additional financing for the project.

Risks & Opportunities

The principal risks for the Bear Lode project are identified as follows:

1.

Permitting and regulatory timelines and outcomes;

2.

Changes in metallurgical recoveries as testwork continues;

3.

Future pricing of REO;

4.

Changes to capital and operating costs as studies continue;

The principal opportunities for the project are identified as follows:

1.

Drilling in 2010 has intersected significant grades of REO outside the limits of the mineral resources used in the PEA, which could result in increased mineral resources and potentially extend the mine life and/or support a higher production level.

2.

Optimization work is advancing and has had some success in developing a more cost-effective and efficient metallurgical processing method than is being announced in this Scoping Study by Rare Element for the Bull Hill area mineralization, which information was not available in time for this Study.

3.

Hydrometallurgical tests for extraction and separation of individual rare-earth oxides is progressing, and the ultimate goal is the production and sale of high-purity oxides of neodymium, praseodymium, dysprosium, terbium, europium, lanthanum, cerium, and other REO.

4.

Drilling has encountered large areas of low-grade (1.0-1.5% REO) oxide mineralization adjacent to the higher grade dikes. These areas are not included in the resource estimates and will be the subject of some drilling and metallurgical testing to determine if the material can be upgraded with a simple inexpensive process of screening or screening and washing.

Qualified Persons

Michael P. Richardson, P.E. is the independent qualified person from John T. Boyd Company responsible for the Scoping Study (Preliminary Economic Assessment) as well as mine planning, capital and operating cost estimation, and developing the economic models. He also reviewed and approved this news release as well as all sections of the Scoping Study.  Alan C. Noble, P.E. of Ore Reserves Engineering, is the independent qualified person responsible for resource estimation. Dr. Ron Roman, P.E. of Mountain State R&D International is the metallurgical engineer and an independent qualified person responsible for the metallurgy, process development, and estimation of the mill capital and operating costs.  Dr. James G. Clark, L.Geo., who has direct experience with the project dating back to 1986, is responsible for the geologic, drilling, and sampling data on behalf of the Company; these data and descriptions were reviewed and approved by Mr. Richardson. The full Study will be accessible on SEDAR and the Executive Summary will be available on the Company´s website within 45 days.

Rare Element Resources Ltd (TSX-V: RES & AMEX: REE) is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property.

Rare-earth elements are key components of the green energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent light bulbs, metal alloys, additives in ceramics and glass, petroleum cracking catalysts, and a number of critical military applications. China currently produces more than 95% of the 130,000 metric tonnes of rare-earths consumed annually worldwide, and China has been reducing its exports of rare earths each year. The rare-earth market is growing rapidly, and is projected to accelerate if the green technologies are implemented on a broad scale.

ON BEHALF OF THE BOARD

Donald E. Ranta, PhD, PGeo, President & CEO

For information, refer to the Company’s website at www.rareelementresources.com or contact:

Mark T Brown, CFO, (604) 687-3520 ext 242 mtbrown@pacificopportunity.com .

Donald E Ranta, (604) 687-3520 don@rareelementresources.com

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person.  Technical information in this news release has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101.  This news release was prepared by Company management, who take full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Mineral Resources

The mineral resources for the Bear Lodge project were estimated by Alan C. Noble, P.E. of Ore Reserves Engineering, an independent Qualified Person as defined by National Instrument 43-101 (“NI 43-101”) and were reported in a news release dated May 26,2010, but are summarized below for convenience.  Readers should review that news release for additional information, including the contribution of each deposit to the overall mineral resource, the mineral resource estimates at different cut-off grades, the parameters used in the estimate and the required NI 43-101 disclosure.

Table 4   Total Inferred Tons and Grade of the Various Oxidation Zones at a Range of Cut-Off Grades (% REO)

Cutoff Grade[1,3]	Oxide		Transitional		Sulfide		Total
	Tons	Grade[1]	Tons	Grade[1]	Tons	Grade[1]	Tons	Grade[1]
1.0	13,700,000	2.63	4,300,000	2.52	9,600,000	2.70	27,600,000	2.64
1.5 (3)	8,000,000	3.62	2,600,000	3.39	6,900,000	3.29	17,500,000	3.46
2.0	5,600,000	4.45	1,700,000	4.23	4,600,000	4.05	11,900,000	4.26
2.5	4,400,000	5.06	1,300,000	4.93	3,900,000	4.37	9,600,000	4.76
3.0	3,300,000	5.84	930,000	5.71	3,000,000	4.88	7,200,000	5.42
3.5	2,700,000	6.42	800,000	6.13	2,200,000	5.53	5,600,000	6.04
4.0	2,300,000	6.90	690,000	6.50	1,470,000	6.33	4,400,000	6.65
4.5	1,900,000	7.52	570,000	6.96	1,200,000	6.79	3,600,000	7.19
5.0	1,600,000	7.88	460,000	7.48	1,000,000	7.24	3,100,000	7.61

1.

REO (rare-earth oxides) include Ce2O3, La2O3, Nd2O3, Pr2O3, Sm2O3, Gd2O3,, Y2O3,, Eu2O3,, Dy2O3,, and Tb2O3, listed in relative order of decreasing abundance in the deposits, plus minor quantities of other REO.

2.

The resource estimate is classified as Inferred Mineral Resources as defined by CIM and referenced in NI 43-101.

3.

ORE considers a range of 1.0 to 2.5 per cent REO cut-off grade to be reasonable in preliminary estimation of potentially economic resources. A cutoff grade of 1.5% REO was selected as the base case during resource estimation and it is highlighted; a cutoff grade closer to 2% REO is used for the Scoping Study but, with further optimization work, will potentially be reduced; a cutoff grade of 3.0% REO is also highlighted to show the higher-grade tons above the cutoff.

4.

The Scoping Study is focused on the Oxide mineralization at approximately 2.0% cutoff grade.